EXHIBIT 12.1

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

	Three Months Ended
	March 31,		Twelve Months Ended December 31,
	2005 (1)	2004 (1)	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)
Earnings from operations	$9,508	$34,209	$129,164	$128,319	$136,146	$107,399	$128,023
Add:
Interest expense	49,275	39,432	169,515	148,789	150,112	80,779	94,529

Earnings as adjusted	$58,783	$73,641	$298,679	$277,108	$286,258	$188,178	$222,552

Fixed charges:
Interest expense	$49,275	$39,432	$169,515	$148,789	$150,112	$80,779	$94,529
Capitalized interest	8,219	5,915	23,572	26,854	32,377	29,186	37,079

Total fixed charges	$57,494	$45,347	$193,087	$175,643	$182,489	$109,965	$131,608

Ratio of earnings to fixed charges	1.0	1.6	1.5	1.6	1.6	1.7	1.7

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.